EXHIBIT 4.6

OILTANKING PARTNERS, L.P.

LONG TERM INCENTIVE PLAN

RESTRICTED UNIT AGREEMENT (2014 Grant Cycle)

FOR OFFICERS AND EMPLOYEES

This Restricted Unit Agreement (this “Agreement”) is made and entered into by and between OTLP, GP, LLC, a Delaware limited liability company (the “General Partner”), and [                    ] (the “Service Provider”). This Agreement is effective as of the [    ] day of [                ], 2014 (the “Date of Grant”). Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan (as defined below), unless the context requires otherwise.

WHEREAS, Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership”), acting through the Board of Directors of the General Partner (the “Board”), has adopted the Oiltanking Partners, L.P. Long Term Incentive Plan (the “Plan”) to, among other things, attract, retain and motivate certain employees and directors of the Partnership, the General Partner and their respective Affiliates (collectively, the “Company Group”); and

WHEREAS, the Board has authorized the grant of Restricted Units of the Partnership to directors, employees and officers as part of their compensation for services provided to the Partnership.

NOW, THEREFORE, in consideration of the Service Provider’s agreement to provide or to continue providing services, the Service Provider and the General Partner agree as follows:

1. Grant of Restricted Units. The General Partner hereby grants to the Service Provider [            ] Restricted Units, subject to all of the terms and conditions set forth in the Plan and in this Agreement, including without limitation, those restrictions described in Section 3 (each, a “Restricted Unit”). Following the Partnership’s 2-for-1 unit split effective July 14, 2014, in accordance with Section 7 hereof, the number of Restricted Units subject to this Award shall be [        ].

2. Rights of Service Provider. The Restricted Units shall be evidenced either (a) by certificates issued in the Service Provider’s name that are retained by the Partnership until the Restricted Units are no longer subject to the Forfeiture Restrictions (defined below) or are forfeited or (b) in book entry form by the Partnership’s transfer agent with a notation that they are subject to such Forfeiture Restrictions. Notwithstanding the foregoing, the Service Provider shall have all voting rights, if any, with respect to the Restricted Units and the right to receive any distributions made by the Partnership with regard to a Restricted Unit (a “Unit Distribution Right” or “UDR”). Any Unit Distribution Rights payments will be made to the Service Provider in the same form as paid to unitholders on or promptly following the date that the Partnership pays such distribution to unitholders (however, in no event shall the payment be made later than

30 days following the date on which the Partnership pays such distribution to unitholders generally). Notwithstanding the date of payment, the Service Provider will vest in such Unit Distribution Right as of the record date for such distribution. No interest will accrue on any such right between the issuance of the distribution to unitholders generally and the settlement of the Unit Distribution Right.

3. Vesting of Restricted Units. The Restricted Units are restricted in that they may be forfeited by the Service Provider and in that they may not, except as otherwise provided in the Plan, be transferred or otherwise disposed of by the Service Provider (collectively, the “Forfeiture Restrictions”). Subject to the terms and conditions of this Agreement, the Forfeiture Restrictions on the Restricted Units shall lapse, and the Restricted Units shall vest, provided the Service Provider has continuously provided services to the Company Group, without interruption, from the Date of Grant through each applicable vesting date (each, a “Vesting Date”), in accordance with the following schedule:

Vesting Date	Cumulative Vested Percentage
December 31, 2014	33%
December 31, 2015	66%
December 31, 2016	100%

4. Separation from Service or Change of Control.

(a) Termination for Any Reason. Subject to Section 4(c) below, if the Service Provider experiences a separation from service with the Company Group for any reason prior to the date all Restricted Units have vested in accordance with Section 3 above, then all Restricted Units granted pursuant to this Agreement that have not yet vested shall become null and void as of the date of such separation from service and shall be automatically forfeited without any consideration to the Service Provider.

(b) Change of Control Prior to Vesting. Notwithstanding Section 3 above, in the event that a Change of Control occurs prior to the final Vested Date set forth in Section 3 above, then any and all unvested Restricted Units shall immediately become one hundred percent (100%) vested. A “Change of Control” means, and shall be deemed to have occurred upon one or more of the following events: (i) any “person” or “group” within the meaning of those terms as used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than Oiltanking GmbH or one of its affiliates shall become the direct or indirect beneficial owner, by way of merger, consolidation, recapitalization, reorganization or otherwise, of 50% or more of the voting power of the voting securities of Oiltanking North America, LLC, the General Partner, or the Partnership, as applicable; (ii) the equity holders of Oiltanking Holding Americas, Inc. (“OTA”), the General Partner, or the Partnership, as applicable, approve, in one transaction or a series of transactions, a plan of complete liquidation of OTA, the General Partner, or the Partnership, as applicable; (iii) the sale or other disposition by OTA, the General Partner, or the

Partnership, as applicable, of all or substantially all of its assets in one or more transactions to any person other than an affiliate of OTA, the General Partner, or the Partnership, as applicable; or (iv) the General Partner or an affiliate of the General Partner or the Partnership ceases to be the General Partner of the Partnership.

(c) Termination of Service due to Death or Disability. Notwithstanding anything to the contrary in this Agreement, in the event that Service Provider’s separation from service with the Company Group occurs due to his or her death or Disability prior to the final Vesting Date set forth in Section 3 above, all unvested Restricted Units shall immediately become one hundred percent (100%) vested on the date of such separation from service. For purposes of this Section 4(c), a “Disability” shall mean Service Provider’s inability to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

5. Delivery of Units. Promptly following the expiration of the Forfeiture Restrictions on the Restricted Units as contemplated by this Agreement, subject to the remainder of this Section 5 and the Plan, the Partnership shall cause to be issued and delivered to the Service Provider the number of vested Units as to which all Forfeiture Restrictions have been satisfied, free of any restrictive legend relating to the satisfied restrictions. In addition, the Partnership shall pay to the Service Provider (a) any previously unpaid Unit Distribution Rights, if any, with respect to such delivered Units, and (b) the value of any fractional Restricted Units, in cash, which value shall equal the percentage of a Unit represented by a fractional Restricted Unit multiplied by the Fair Market Value of the Unit. The Service Provider agrees that any vested Units that he or she acquires upon vesting of the Restricted Units will not be sold or otherwise disposed of in any manner that would constitute a violation of any applicable federal or state securities laws, the Plan or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission (the “SEC”) and any stock exchange upon which the Units are then listed. The Service Provider also agrees that any certificates representing the Units acquired under this Award may bear such legend or legends as the Committee deems appropriate in order to assure compliance with applicable securities laws. In addition to the terms and conditions provided herein, the Partnership may require that the Service Provider make such covenants, agreements, and representations as the Committee, in its sole discretion, deems advisable in order to comply with any such laws, rules, regulations, or requirements.

6. Limitations on Transfer. The Service Provider agrees that he shall not dispose of (meaning, without limitation, sell, transfer, pledge, exchange, hypothecate or otherwise dispose of) any Restricted Units or other rights hereby acquired prior to the date the Restricted Units are vested and paid. Any attempted disposition of the Restricted Units in violation of the preceding sentence shall be null and void and the Restricted Units that the Service Provider attempted to dispose of shall be forfeited.

7. Adjustment. The number of Restricted Units granted to the Service Provider pursuant to this Agreement shall be adjusted to reflect distributions of the Partnership paid in Units, Unit splits or other changes in the capital structure of the Partnership, all in accordance with the Plan. All provisions of this Agreement shall be applicable to such new or additional or different units or securities distributed or issued pursuant to the Plan to the same extent that such provisions are applicable to the Units with respect to which they were distributed or issued.

8. Violation of Law, Regulation or Rule. The General Partner shall not be required to deliver any Units hereunder if, upon the advice of counsel for the General Partner, such acquisition or delivery would violate the Securities Act of 1933 or any other applicable federal, state or local law or regulation or the rules of the exchange upon which the Partnership’s Units are traded.

9. Copy of Plan. By the execution of this Agreement, the Service Provider acknowledges receipt of a copy of the Plan, which shall be deemed a part of this Agreement as if fully set forth herein. Unless the context otherwise requires, all terms defined in the Plan shall have the same meaning when used herein. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable law, then such provision will be deemed to be modified to the minimum extent necessary to render it legal, valid and enforceable; and if such provision cannot be so modified, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

10. Non-Solicitation. As consideration for the issuance of Restricted Units pursuant to this Agreement, Service Provider agrees during Service Provider’s period of service with any member of the Company Group, and for a period of one year after Service Provider’s separation from such service for any reason, to refrain from (a) directly or indirectly hiring, attempting to hire, or contacting or soliciting with respect to hiring any employee of any member of the Company Group and (b) soliciting, diverting, or taking away any customers or customer leads (as of the date of such Service Provider’s separation from service with any member of the Company Group) of any member of the Company Group with which Service Provider had any contact on behalf of any member of the Company Group during the last two years of Service Provider’s period of service with any member of the Company Group.

11. Notices. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by mail and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed. A notice shall be effective when actually received by the General Partner in writing and in conformance with this Agreement and the Plan.

12. General Provisions.

(a) Administration. This Agreement shall at all times be subject to the terms and conditions of the Plan. The Committee shall have sole and complete discretion with respect to all matters reserved to it by the Plan and decisions of a majority of the Committee with respect thereto and with respect to this Agreement shall be final and binding upon the Service Provider and the General Partner. In the event of any conflict between the terms and conditions of this Agreement and the Plan, the provisions of the Plan shall control.

(b) No Effect on Service. Nothing in this Agreement or in the Plan shall be construed as giving the Service Provider the right to be retained in the employ or service of the

Company Group. Furthermore, the applicable member of the Company Group may at any time terminate the service relationship with the Service Provider free from any liability or any claim under the Plan or this Agreement, unless otherwise expressly provided in the Plan, this Agreement or other written agreement.

(c) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of law principles thereof.

(d) Amendments. This Agreement may be amended only by a written agreement executed by the General Partner and the Service Provider, except that the Committee may unilaterally waive any conditions or rights under, amend any terms of, or alter this Agreement provided no such change (other than pursuant to Section 7(b), 7(c), 7(d) or 7(e), or of the Plan) materially reduces the rights or benefits of the Service Provider with respect to the Restricted Units without his or her consent.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the General Partner or the Partnership and upon any person lawfully claiming under the Service Provider.

(f) Entire Agreement. This Agreement and the Plan constitute the entire agreement of the parties with regard to the subject matter hereof, and contain all the covenants, promises, representations, warranties and agreements between the parties with respect to the Restricted Units granted hereby. Without limiting the scope of the preceding sentence, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect.

(g) No Liability for Good Faith Determinations. Neither the Company Group nor the members of the Committee and the Board shall be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Restricted Units granted hereunder.

(h) No Guarantee of Interests. The Board and the Company Group do not guarantee the Units from loss or depreciation.

(i) Tax Withholding. To the extent that the vesting of a Restricted Unit, a distribution thereon or any other event with respect to this Award results in the receipt of compensation by the Service Provider with respect to which any member of the Company Group has a tax withholding obligation pursuant to applicable law, the Service Provider shall deliver to the applicable entity such amount of money as such member of the Company Group may require to meet its withholding obligations under applicable law. Notwithstanding anything in Section 8(b) of the Plan to the contrary, in connection with any such event requiring tax withholding, the Service Provider may satisfy such requirement, at the Service Provider’s election, either (i) in cash (including by certified check, bank draft or money order, or wire transfer of immediately available funds); or (ii) by notice of net issuance including a statement directing the Partnership to retain from transfer the number of Units with a Fair Market Value equal to the aggregate minimum statutory withholding obligation determined in a manner consistent with the

Partnership’s accounting practices, in which case the Award will be surrendered and cancelled with respect to the number of Units retained by the Partnership; or (iii) any combination of the foregoing. In the event the Committee subsequently determines that the amount paid or withheld as payment of any tax withholding obligations is insufficient to discharge the tax withholding obligation, the Service Provider will be required to pay to the General Partner, immediately upon the Committee’s request, the amount of that deficiency. No issuance of a Unit shall be made pursuant to this Agreement until the Service Provider has paid or made arrangements approved by the applicable member of the Company Group to satisfy in full the applicable tax withholding requirements of such entity with respect to such event.

(j) Insider Trading Policy. The terms of the Partnership’s insider trading policy with respect to Units are incorporated herein by reference.

(k) Tax Consultation. None of the Board, the Committee or the Company Group has made any warranty or representation to the Service Provider with respect to the income tax consequences of the grant or vesting of the Restricted Units or the transactions contemplated by this Agreement, and the Service Provider represents that he is in no manner relying on such entities or any of their respective managers, directors, officers, employees or authorized representatives (including attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences. The Service Provider represents that he has consulted with any tax consultants that the Service Provider deems advisable in connection with the Restricted Units. The Service Provider may, at the Service Provider’s discretion, make a tax election pursuant to Section 83(b) of the Code in connection with the grant of this Award.

(l) Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

(m) Headings. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

(n) Gender. Words used in the masculine shall apply to the feminine where applicable, and wherever the context of this Agreement dictates, the plural shall be read as the singular and the singular as the plural.

(o) Return of Compensation. Notwithstanding anything in this Agreement, the Plan or any other agreement between any member of the Company Group and the Service Provider to the contrary, Service Provider acknowledges that the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) has the effect of requiring certain executives of the Partnership to repay the Partnership, and for the Partnership to recoup from such executives, erroneously awarded amounts of incentive-based compensation. If, and only to the extent, the Act, any rules or regulations promulgated thereunder by the SEC or any similar federal or state law requires the Partnership to recoup any erroneously awarded incentive-based compensation (which may include the Award) that the Partnership has paid or granted to the Service Provider, the Service Provider hereby agrees, even if the Service Provider has terminated his or her service relationship with the Company Group, to promptly repay such erroneously awarded incentive compensation to the Partnership upon its written request. This Section 12(o) shall survive the termination of this Agreement.

(p) Consent to Electronic Delivery; Electronic Signature. In lieu of receiving documents in paper format, the Service Provider agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Partnership may be required to deliver (including, without limitation, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports, and all other forms of communications) in connection with this and any other award made or offered by the Partnership. Electronic delivery may be via a Partnership electronic mail system or by reference to a location on a Partnership intranet to which the Service Provider has access. The Service Provider hereby consents to any and all procedures the Partnership has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Partnership may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the General Partner has caused this Agreement to be executed by its officer thereunto duly authorized, and the Service Provider has set his hand as to the date and year first above written.

OTLP, GP, LLC

By:
Name:
Title:

[SERVICE PROVIDER NAME]

Service Provider

SIGNATURE PAGE TO RESTRICTED UNIT AGREEMENT